Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2009, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-124218, and 333-140856), and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the U.S. Securities and Exchange Commission.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Thomas J. Tella II, P.E.
Thomas J. Tella II, P.E.
Senior Vice President

Dallas, Texas

February 18, 2010